

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2017

<u>Via E-mail</u>
Andrew P. Power
Chief Financial Officer
Digital Realty Trust, Inc.
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

   Re: Digital Realty Trust, Inc.
     Registration Statement on Form S-4
     Filed July 10, 2017
     File No. 333-219208

Dear Mr. Power:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 with any questions.

        Sincerely,

        /s/ Tom Kluck

        Tom Kluck
        Legal Branch Chief
        Office of Real Estate and
        Commodities

cc: Julian Kleindorfer
   Latham & Watkins LLP
   Via E-mail